NEWS RELEASE

March 10, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE: AMEX

www.almadenminerals.com

UPDATE OF ALMADEN’S EXPLORATION ACTIVITES

AND 2010 CORPORATE OBJECTIVES

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) wishes to provide shareholders details of its 2010 corporate and exploration plans and a brief review of its most important projects. Chairman J.D. Poliquin stated, “We have a portfolio of projects with outstanding potential and our company is now in an excellent position financially and technically to aggressively advance them. These projects include the copper-gold porphyry portion of the Caballo Blanco project, now called El Cobre, in partnership with Goldgroup. We look forward to reporting drill results from this and other projects in what will be a busy year for the company.” The Company has no debt and as of January 10, 2010 had $C13.0 Million in cash, $C2.5 Million in equity holdings and 1,590 ounces of refined gold. The company plans to spend $2M in exploration including property work and drilling as well as regional exploration. At present Almaden holds an undivided 100% interest in 24 projects in Mexico, Canada and the United States including the Elk gold deposit in British Columbia where the company has defined a 43-101 compliant resource.

In 2009 Almaden completed surface work programs on its Realito, Caldera and Gallo/Yago projects in Mexico, Merit and Elk projects in Canada and the Willow Project in Nevada. The company has assembled these land positions and projects through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits. Currently four projects (Caballo Blanco, Tropico, Nicoamen River and Matehuapil), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects.

In 2010 Almaden will continue its business model of developing properties and mitigating risk by seeking option agreements with others who can acquire an interest in them through making exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain through carried interests on numerous projects without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects.

Almaden owns its own diamond drilling equipment and full capacity drilling operation in Mexico which the company has in the past contracted to third parties. This year Almaden intends to drill several of its own projects in order to further develop them towards future joint venture and sale in accordance with the Company’s business model. Management feels that the low cost capacity of its internal drilling operations enable the company to advance properties beyond the level which it traditionally has without a great increase in capital expenditure, while exposing shareholders to the much greater capital gain resulting from a drilling discovery.

Apart from its exploration properties the company has a 100% interest in the Elk gold project, BC which it plans to advance towards production in 2010. In 2009 the company released an updated resource estimate, the result of a revised geologic model of the deposit (see Almaden news release of October 6, 2009), which identified 250,000 ounces gold at an average grade of 8.4 g/t in the Measured and Indicated category and 270,000 ounces in the inferred category at an average grade of 11.0 g/t gold. The measured, indicated and inferred mineral resource estimates include resources for both underground and open pit extraction methods for which cut-off grades of 5 g/t and 1 g/t were used respectively. Plans this year for the Elk project include further infill and step-out drilling within the resource area, a preliminary economic evaluation on the deposit, and exploration of several areas identified on the property where trenching, soil sampling and drilling have identified significant potential. Management aims to significantly add to the resource base with this year’s work program.

The properties in the Almaden’s portfolio were identified by the regional exploration efforts of the Company which has developed proprietary techniques and databases through years of effort, particularly in Mexico. The expert geological management of the firm operates an ongoing regional program in Mexico and Nevada and the Company anticipates acquiring several new projects in 2010 identified as a result of these efforts.

Mexican Projects:

El Cobre Project, Veracruz

The new El Cobre copper-gold porphyry property, was formerly part of the Caballo Blanco project. As described in an Almaden news release of February 22, 2010 Almaden and Goldgroup Resource Inc. (“Goldgroup”) are 60/40 joint venture partners respectively on the roughly 5,700 hectare El Cobre project. Goldgroup has requested that the name of this new joint venture copper-gold project be changed from Porvenir to El Cobre to avoid confusion as Goldgroup already has a project named Porvenir. The company is operator and is currently planning a geophysical and diamond drilling program for 2010. Past diamond drilling returned significant copper and gold values in a porphyry setting over a four kilometre strike length which remains open. Past drill results include 107 meters of 0.25 g/t gold and 0.18% copper (hole CB-1), 13.7 meters of 1.85 g/t gold and 0.1% copper (hole CB-5), 56 meters of 0.84 g/t gold and 0.34% copper (hole CBCN-28) and 41.2 meters of 0.42 g/t gold and 0.27% copper (CBCN-19). For further details see Almaden news release of February 22, 2010.

Caballo Blanco, Veracruz

Goldgroup earn a 70% interest in the Caballo Blanco project from Almaden to Goldgroup Resources Inc. (“Goldgroup”). In the La Paila area of the property gold-bearing silica breccias have been traced by surface sampling and diamond drilling over a north-south distance of 750 metres and up to about 350 metres in an east-west direction. The gold-bearing breccias are up to 150 metres thick; however many drill holes were abandoned in mineralized silica breccia and the depth extent of the mineralization is not known. The best hole drilled at Cerro la Paila intersected 94.5 metres grading 2.09 g/t gold.  Goldgroup, a privately held British Columbia company, has recently announced its intention to combine with publicly listed Sierra Minerals Inc. (TSX:SIM; “Sierra”), to raise $30 Million and a new 43-101 resource for the Cerro La Paila zone of the Caballo Blanco property including 167,987 Indicated ounces of gold and 517,000 Inferred ounces of gold (see Sierra news release of January 29, 2010). Goldgroup also announced its exploration and development plans for the Caballo Blanco property which include “expanding and upgrading the resource” and advancing the project “…towards a future annual production target of 100,000 ounces of gold…” (see Sierra news release of January 29, 2010). Almaden’s agreement with Goldgroup allows for Goldgroup to earn a 70% interest in the Caballo Blanco property by spending US$12,000,000 (not yet completed). Goldgroup will remain responsible for all cost until a bankable feasibility study is presented to Almaden. Almaden shall be entitled to participate in any production financing arranged by Goldgroup on the same terms arranged by Goldgroup.

Caldera, Puebla

The 100% owned Caldera property covers an area of alteration interpreted to represent a high sulphidation gold system similar to the company’s Caballo Blanco project in nearby Veracruz state. A large sampling program was carried out in March 2009 and returned anomalous soil and gold results indicative of the upper part of a porphyry/high sulphidation epithermal gold system. The company plans to conduct preliminary diamond drilling on this project in 2010.

Campanario, Oaxaca

The 100% owned Campanario project is located in Oaxaca State and was acquired through staking by Almaden. The project covers a large area of brecciation from which past sampling by Almaden has returned significant gold grades including 18 rock-chip samples of subcrop and float that ranged from 0.007 to 3.59 g/t gold and averaged 0.41 g/t gold.  Preliminary drilling is planned on this project in 2010.

Yago/Gallo de Oro Project, Nayarit

Almaden’s 100% owned and optioned claims of this project cover an area of banded quartz veining thought to represent the upper reaches of an epithermal vein system. Surface sampling of this area was completed in March. Earlier in 2009 an IP and soil sampling survey was carried out which defined the vein system for the later surface sampling program. Fifteen grab samples samples of banded quartz vein material taken over one kilometre of strike length ranged from 0.027 g/t to 104 g/t gold, averaging 9.3 g/t gold. Four samples returned gold values better than 8 g/t gold. Silver values ranged from 0.5 to 529 g/t and averaged 59 g/t silver. In 2009 the company acquired additional ground in the area of this discovery. Drilling is planned for 2010.

Cerro Colorado, Oaxaca

The 100% owned Cerro Colorado project is located in Oaxaca State and covers an area of hydrothermal alteration and mineralisation typical of a high sulphidation precious metal system including vuggy silica and argillic alteration. Zones of quartz veining have also been identified. In these areas past soil sampling and IP geophysics conducted by Almaden have returned anomalous silver and gold in soil coincident with areas of elevated resistivity and chargeability. Almaden intends to better define these areas for a future diamond drilling program with detailed mapping and sampling in 2010.

Fuego, Oaxaca

The 100% Almaden owned Fuego project was drilled by a past partner in 2006. This drill program returned important gold and silver values in a newly identified epithermal vein system (see Almaden news release of June 13, 2008). Drill intersections included 0.39 meters of 4.26 g/t gold and 100 g/t silver and 2.66 meters of 1.1 g/t gold and 68.5 g/t silver. Almaden plans a mapping and sampling program to better define targets for future drilling.

Lajas, San Luis Potosi

Almaden has recently staked this area where outcropping quartz veins were identified in a regional exploration program. Three reconnaissance rock grab and chip samples taken by Almaden returned an average of 3.2 g/t gold and a high of 9.3 g/t gold over 0.3 meters. A surface sampling program is planned for 2010.

Matehuapil Project

The Matehuapil Project is located in northeastern Zacatecas state in central Mexico. Significant projects in the region surrounding Matehuapil include the Peñasquito Mine, the Concepcíon del Oro district and the new Camino Rojo discovery. The project currently includes two concessions totaling 12,090 hectares. The property is optioned to Golden Minerals Company (Golden Minerals; TSXV: AUM) who can earn a 60% interest in the property by making certain payments to Almaden and conducting work programs over a six year period. Golden Minerals has announced that sampling results in the Rabioso area of the property, where there is exposure of oxidized altered intrusive rock cut by numerous fractures and veinlets, indicated that gold values in the range of 0.1 g/t to 19.9 g/t are present over an exposed area of the intrusive of approximately 250 meters by 800 meters and is also found in the adjacent altered sedimentary rocks to a lesser degree. Almaden awaits news from Golden Minerals of their 2010 exploration plans for Matehuapil.

San Pablo, Nayarit

Almaden holds several claims in this area of Nayarit and has acquired a larger area through staking. Almaden sampling of an outcropping quartz stock work vein zone returned 21.8 meters averaging 3 g/t gold including 7.4 meters averaging 7.4 g/t gold. Almaden plans more extensive surface sampling in 2010.

Realito Project

This 100% Almaden owned project is located in Sonora State, Mexico. Claims staked by Almaden cover an area of hill forming an intensely argillic altered and silicified volcanic and intrusive rocks interpreted to represent a porphyry copper lithocap. A rock, soil and stream sediment sampling program has been completed. Results have been received from the first phase of this program. A resistive ridge of silicified volcanic rock was identified and preliminary sampling has returned grab samples to 0.4 g/t gold. In this same area 750 meters of 50 meter spaced soil sampled returned an average of 100 ppb gold and up to 0.4 g/t gold. Recent rock chip sampling of the silicified zone and related argillic alteration returned gold values from below detection to 0.5 g/t gold. Further mapping and soil and rock-chip sampling is planned for 2010.

San Carlos Project

The 100% Almaden owned San Carlos Project is located in northern Mexico about three hours south of Monterrey City in Tamaulipas State. Almaden has had two past partners explore this project. The results of this work have defined a large intrusion hosted copper-gold porphyry system associated with peripheral skarns developed in carbonate rocks. In July and August of 2008 Almaden completed a grid based soil sampling, ground magnetics and IP geophysical program. This work has outlined a new area of anomalous geophysical responses and copper, gold and molybdenum in soil geochemistry now named the Lupe zone which has been traced for over 1 kilometre along strike. Within the Lupe zone gold in soil samples range from 0.0055 to 0.64 g/t gold (averaging 0.068 g/t gold), 79.3 ppm to 15,221 ppm (1.5%) copper (averaging 1,095 ppm copper), 0.1 to 7.6 ppm silver (averaging 1.1 ppm silver) and 0.6 to 73.3 ppm molybdenum (averaging 6.5 ppm molybdenum). The Lupe zone soil anomaly occurs on top and along the flanks of a ridge which is underlain by a discrete chargeability anomaly interpreted to reflect elevated sulphides. The anomaly is at least 200 meters wide, spanning across five two hundred meter lines surveyed with IP geophysics. On one line eight consecutive 50 meter spaced soil samples over 400 meters ranged from 621 ppm to 3690 ppm copper (3.7% copper) and averaged 1331 ppm copper (0.13% copper). These same samples ranged from 19.6 ppb to 100 ppb gold, averaging 56 ppb gold. In 2003 a past partner drilled three holes located peripheral to this target area but the target itself has never been drill tested. Results from the past drilling included 245.27 meters of 0.04% Cu and 0.008% Mo, and 12 meters of 0.11% Cu in a separate hole. Almaden plans a drill program in 2010 to test the Lupe zone and other targets at the San Carlos project.

US Projects:

Paradise Valley, Nevada

This early stage project located near the historic Paradise Peak gold mine in central Nevada covers an area of acid sulphate alteration interpreted to represent a high sulphidation system and was acquired by staking. A surface rock sampling program is planned for 2010.

Willow, Nevada

At Willow Almaden has completed geologic and alteration mapping, rock sampling, soil sampling and stream sediment sampling. Mapping has outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterised by minerals and features typical of high sulphidation epithermal systems including silicification and brecciation, alunite, kaolinite and dickite. In this area 174 rock samples have been taken with results ranging from 0.005 to 0.29 g/t gold. Soil sampling was conducted on a 200 by 50 meter grid. The 1,297 soil samples collected returned gold values from below detection up to 1.2 g/t gold and averaging 0.024 g/t gold (24 ppb gold). Several significant areas of greater than 0.1 g/t gold were outlined in this soil sampling program. Stream sediment samples were also taken and returned values from 0.002 g/t gold to a high of 3.4 g/t gold and averaging 0.041 g/t gold (41 ppb). These geochemical results are considered extremely important, and with the hydrothermal alteration, are interpreted to be indicative with top of a well mineralised high sulphidation gold system. Almaden plans to conduct a preliminary drill program at Willow in 2010.

Canadian Projects:

Elk, BC

The 100% owned Elk Gold Project is located 45 kilometers southeast of Merrit in southern British Columbia, Canada. The property has excellent infrastructure; a four-lane highway crosses at the northern portion of the claim group and major power lines are located within 20 kilometers. The property has been extensively explored by soil geochemical surveys, trenching and diamond drilling from 1987 to present. Several zones of gold bearing mesothermal quartz veins have been found to date. The Siwash North Vein system consisting of several veins including the B WD vein zones has had the most work to date and a 43-101 compliant resource has been developed through drilling. A work program is planned for 2010 as described above.

Merit Project, BC

This 100% owned project covers veins outcropping intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan's Ridge zones. During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, soil sampling, geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. An IP geophysical survey was conducted in 2009 which resulted in the definition of a chargeability/resistivity high anomaly under the area of surface geochemistry and trenching. Almaden plans a diamond drilling campaign at Merit in 2010 to test this target.

Nicoamen River, BC

In 2009 Almaden optioned its wholly owned Nicoamen River Gold Prospect in the Spences Bridge Gold Belt, British Columbia to Fairmont Minerals Ltd. Who can earn up to a 60% interest in the property by spending $2MM on exploration, paying Almaden $25,000 and issuing the Company 300,000 shares of Fairmont stock within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange. In 2009 Fairmont completed a geophysical survey on the property. Almaden is waiting to hear details of Fairmont’s exploration plans for 2010.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at Acme Analytical Labs of Vancouver and ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques. Drill program sampling incorporated a quality control program which included the insertion of field duplicates, certified standards and blanks into the sample stream. The Goldgroup resource for Cerro La Paila was prepared as part of a NI 43-101-compliant Technical Report dated December 15, 2009 by Jim F. Cuttle, B.Sc. P.Geo. and Gary Giroux. M.ASc., P.Eng. of Giroux Consultants Ltd., both of whom are independent Qualified Persons under NI 43-101 (see Sierra news release of January 29, 2010). The 43-101 compliant mineral resource estimate for the Elk deposit was prepared by Lions Gate Geological Consulting Inc. (“LGGC”). The model and resource estimate incorporated drilling results from 2007 not included in the previous estimate prepared by Giroux Consultants Ltd. in April, 2007. The new model recognizes eight separate vein zones that comprise the B vein system and four separate zones that comprise the WD vein. For complete details see Almaden news release of October 6, 2009.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.